

05005985

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

16th February 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re:

- Holdings in the Company – 14 February 2005;

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Roman Filatov
In-House Legal Counsel

dlw 3/2



PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

Press release

February 16, 2005

Dealings by substantial shareholder

The Company was notified on 8 February 2004 by Merrill Lynch & Co., Inc that it now holds 9,468,638 Ordinary Shares in the Company representing 12.80 per cent of the total issued share capital of the Company, of which 8,552,188 Ordinary Shares are held through Nutraco Nominees Limited.

On 7 February 2005 the Company was notified by Threadneedle Asset Management Limited that it holds 3,322,815 Ordinary Shares in the Company on behalf of Zurich Financial Services and its Group. This holding is held through Littledown Nominees Limited and represents 4.49 per cent of the total issued share capital of the Company.

